EXHIBIT B
OFFER TO PURCHASE
MELLON OPTIMA L/S STRATEGY FUND, LLC
ONE BOSTON PLACE
BOSTON, MA 02108
OFFER TO PURCHASE $40,000,000 IN OUTSTANDING
UNITS OF LIMITED LIABILITY COMPANY INTEREST AT NET ASSET VALUE
DATED APRIL 1, 2011
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, APRIL 29, 2011,
UNLESS THE OFFER IS EXTENDED
To the Investors of
Mellon Optima L/S Strategy Fund, LLC:
Mellon Optima L/S Strategy Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”) up to $40,000,000 in Units in the Fund (the “Units”) or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of June 30, 2011, if the Offer expires on April 29, 2011. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Units, the estimated net asset value of such Units will be determined at the close of business on the last business day of the month occurring at least 60 days after the date in which the tender offer actually expires. (As used in this Offer, the term “Units” shall refer to the interests in the Fund representing beneficial interests in the Fund.) This Offer is being made to all investors of the Fund and is not conditioned on any minimum aggregate amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Second Amended and Restated Limited Liability Company Agreement dated as of December 14, 2010 (the “LLC Agreement”).
Investors should realize that the value of the Units tendered in this Offer likely will change between February 28, 2011 (the last time estimated net asset value was calculated) and March 31, 2011 (the next time estimated net asset value will be calculated) and June 30, 2011, the date on which the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units. Investors should also note that although the tender offer expires on April 29, 2011, they remain investors in the Fund with respect to Units tendered and purchased until June 30, 2011, the date on which the estimated net asset value of their Units is calculated. Until the effective date of the purchase by the Fund of an investor’s Units, investments represented by such Units remain subject to the risks inherent in the Fund. The Fund determines the estimated net asset value at the close of business at the end of each fiscal period, based upon information it receives from the managers of the investment funds in which the Fund invests, and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Units on this basis should contact Mellon Hedge Advisors LLC, the Fund’s investment adviser (“MHA” or the “Adviser”), at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).
Investors desiring to tender all or any portion of their Units in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.
IMPORTANT
Neither the Fund, nor the Adviser, nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Units. Certain affiliates of the Adviser may serve as investment managers to Investors with respect to Units, and in such capacity may make recommendations to their clients based on the client’s individual financial circumstances, but not in any capacity with respect to the Fund. No affiliate of the Adviser otherwise makes any recommendation with respect to this tender offer. Investors (or their investment managers) must make their own decisions whether to tender Units, and, if so, the portion of their Units to tender.
Because each investor’s investment decision is a personal one, based on its financial circumstances, no person has been authorized by the Fund to make any recommendation on behalf of the Fund as to whether investors should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.
This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
     Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Adviser.
Mellon Hedge Advisors LLC
One Boston Place
024-0071
Boston, MA 02108
Phone: (877) 257-0004
Fax: (617) 722-7367
Attention: Anthony J. Mastrocola

SUMMARY TERM SHEET
•	The Fund will buy your Units at their estimated net asset value (that is, the estimated value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on April 29, 2011. Estimated net asset value will be calculated for this purpose on June 30, 2011.

•	To make sure that the estimated net asset value is the same as the actual net asset value, we will check it during the Fund’s audit for fiscal year ending March 31, 2012, which we expect will be completed by the end of May 2012. If the Fund accepts your tender, then shortly after the expiration of the offer period, the Fund will give you a promissory note that will be held for you by SEI Investments Management Corporation, the Fund’s transfer agent (“SEI”), entitling you to receive an amount equal to either: (a) 95% of the estimated net asset value as of June 30, 2011 of your Units so tendered and accepted (for Investors who tender greater than 95% of the value of all of their Units) or (b) 100% of the estimated net asset value as of June 30, 2011 of your Units so tendered and accepted (for Investors who tender equal to or less than 95% of the value of all of their Units) (each, an “Initial Payment”). We will pay you the Initial Payment in cash by approximately July 31, 2011. The note will also entitle you to receive a contingent amount (the “Contingent Payment”) equal to the excess, if any, of: (a) the net asset value as of June 30, 2011 of the Units so tendered and accepted, as such value may be adjusted based on the audit of the Fund’s financial statements as of March 31, 2012, over (b) the Initial Payment. Any amounts payable under the note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to the 5% of the estimated unaudited net asset value of Units tendered by the investor and accepted but held back by the Fund.

•	Following this summary is a formal notice of our offer to purchase your Units. Our offer remains open to you until midnight on April 29, 2011. Until this time, you have the right to change your mind and withdraw your Units from consideration for purchase. If we do not accept your interests by midnight on April 29, 2011 you may still withdraw your Units at any time after May 27, 2011, assuming your offer has not been accepted.

•	If you would like us to purchase your Units, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to MHA at the address/fax number listed on page 1 of this Offer to Purchase, so that it is received before midnight, April 29, 2011. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to MHA promptly after you fax it (although the original page does not have to be received before midnight, April 29, 2011). Of course, the estimated value of your Units is likely to change between February 28, 2011 (the last time estimated net asset value was calculated) and March 31, 2011 (the next time estimated net asset value will be calculated) and June 30, 2011 (when the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units). The estimated net asset value of your Units is determined at the close of business at the end of each fiscal period and may be determined more frequently.

•	If you would like to obtain the most current estimated net asset value of your Units, you may contact MHA, at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Please realize that although the tender offer expires on April 29, 2011, you remain an investor in the Fund with respect to Units tendered and purchased until June 30, 2011, when the estimated net asset value of your Units is calculated. For as long as you remain an investor in the Fund, your investment will be subject to the risks inherent in the Fund.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with MHA. To assure good delivery, please send the Letter of Transmittal to MHA and not to your Portfolio Manager.

1.	Background, Purpose of the Offer, and Plan. The purpose of the Offer is to provide liquidity to investors who hold Units as contemplated by the Confidential Memorandum of Mellon Optima L/S Strategy Fund, LLC, dated September 2010, (as supplemented or amended from time to time, the “Confidential Memorandum”), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement provide that the Directors have the discretion to determine whether the Fund will repurchase Units from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that generally it will recommend to the Directors that the Fund repurchase Units from investors twice each year. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Units as contemplated in the Confidential Memorandum and the LLC Agreement. The Directors intend to consider the continued desirability of the Fund making an offer to purchase Units twice each year (currently anticipated to be near mid-year and year-end), but the Fund is not required to make any such offer.
The purchase of Units pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Units. A reduction in the aggregate assets of the Fund may result in investors who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.
Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund expects to issue new Units from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended
2.	Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $40,000,000 of those outstanding Units that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, Eastern Time, April 29, 2011 (such time and date being hereinafter called the “Initial Expiration Date”). The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the “Expiration Date.” The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of Units tendered will be its net asset value as of the close of business on June 30, 2011 or such later date as determined by the Board of Directors of the Fund if the Offer is extended (the “Valuation Date”), payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.
As of the close of business on February 28, 2011, 2010, there was approximately $503,574,863 in capital of the Fund held in Units (based on the unaudited estimated net asset value of such Units). Investors may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the investment managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting the Adviser at the telephone number or address set forth on page 1, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time). Of course, the estimated value of the Units tendered by the investors likely will change between February 28, 2011 (the last time estimated net asset value was calculated) and March 31, 2011 (the next time estimated net asset value will be calculated) and June 30, 2011 (when the value of the Units tendered by investors will be determined for purposes of calculating the purchase price of such Units) and the time that investors will cease to be investors in the Fund with respect to Units tendered and purchased. The Fund has not made and does not expect to make any distributions of gains or income.
3.	Amount of Tender. Subject to the limitations set forth below, investors may tender all or a portion of their Units. However, an investor who tenders for repurchase only a portion of such investor’s Units shall be required to maintain an investment in the Fund equal to $50,000. If an investor tenders an amount that would cause the investor’s investment amount to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. Also, the minimum amount of any such individual tender shall be $50,000 (unless the investor is tendering the investor’s entire investment amount having a lower value) and the Fund reserves the right to reject any tender for less than this amount. The Offer is being made to all investors of the Fund and is not conditioned on any minimum aggregate amount of Units being tendered.
If the amount of the Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $40,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $40,000,000 in Units are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. Neither the Adviser, nor any of its affiliates, nor any officer or director of the Fund intends to tender any Units. However, certain affiliates of the Adviser may serve as investment managers to Investors with respect to Units, and in such capacity may tender Units on behalf of those clients based on such client’s individual financial circumstances.
4.	Procedure for Tenders. Investors wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to MHA, to the attention of Anthony J. Mastrocola, at the address set forth on page 1, or fax a completed and executed Letter of Transmittal to MHA, also to the attention of Anthony J. Mastrocola, at the fax numbers set forth on page 1. The completed and executed Letter of Transmittal must be received by MHA, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to MHA by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to MHA must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to MHA promptly thereafter. If an investor elects to tender, it is the tendering investor’s responsibility to confirm receipt of the Letter of Transmittal or other document with MHA.
Investors wishing to confirm receipt of a Letter of Transmittal may contact MHA at the address and phone number set forth on page 1. The method of delivery of any documents is at the election and complete risk of the investor tendering Units, including, but not limited to, the failure of MHA to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular investor, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.	Withdrawal Rights. Any investor tendering Units pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date and, if Units have not then been accepted by the Fund, at any time after May 27, 2011. To be effective, any notice of withdrawal must be timely received by MHA at the address or fax numbers set forth on page 1. A form to use to give notice of withdrawal is available by calling MHA at the phone number indicated on page 1. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered prior to the Expiration Date by following the procedures described in Section 4.
6.	Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Units. As stated in Section 2 above, the purchase price of Units tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the LLC Agreement have been made.
Payment for Units that have been tendered and accepted will consist initially of a promissory note (the “Note”). The Note will entitle the tendering Investor to be paid cash in an aggregate amount equal to either an amount equal to either: (a) 95% of the estimated unaudited net asset value of Units tendered by the investor and accepted by the Fund, determined as of the Valuation Date (for Investors who tender greater than 95% of the value of all of their Units) or (b) 100% of the estimated unaudited net asset value of Units tendered by the investor and accepted by the Fund, determined as of the Valuation Date (for Investors who tender equal to or less than 95% of the value of all of their Units) (each, an “Initial Payment”). The Initial Payment will be made by approximately July 31, 2011. The Note will be held for each tendering investor by SEI and will be executed and delivered to SEI within approximately ten days after the Expiration Date and will not be transferable. The Note will also entitle the tendering Investor to be paid a contingent amount equal to the excess, if any, of (a) the net asset value of the Units tendered by the investor and accepted by the Fund as of the Expiration Date, determined as of the Valuation Date, based on the audited financial statements of the Fund for fiscal year ending March 31, 2012 over (b) the Initial Payment (such amount, the “Contingent Payment”). The Contingent Payment will be made (in the manner set forth below) within approximately ten days after completion of the audit of the financial statements of the Fund for fiscal year ending March 31, 2012, or on such earlier date as the Fund’s Directors may determine. It is anticipated that the audit of the Fund’s financial statements for fiscal year ending March 31, 2012 will be completed by no later than 60 days after the end of the fiscal year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Units tendered by the investor and accepted but held back by the Fund.
The Initial and Contingent Payments will be credited directly to the tendering investor’s investment management or custody account with BNY Mellon Wealth Management (“BMWM”), if such investor has a BMWM investment management or custody account. Payments credited directly to investment management or custody accounts will be subject upon withdrawal from such accounts to any fees that BMWM would customarily assess upon the withdrawal of cash from such investment management or custody account. If such investor does not have a BMWM investment management or custody account, the payments will be sent directly to its mailing address as listed in the Fund’s records, unless such investor advises the Fund in writing of a change in its mailing address.
The Fund expects that the purchase price for Units acquired pursuant to the Offer to Purchase, which will not exceed $40,000,000 (unless the Fund elects, in its sole and absolute discretion, to purchase a greater amount), will be derived from: (1) cash on hand; (2) withdrawal of capital from the investment funds in which the Fund invests; (3) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (4) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. Neither the Fund nor the Adviser nor Directors have determined at this time to borrow funds to purchase Units in connection with the Offer to Purchase. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.
7.	Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Units, the estimated net asset value of such Units will be determined as of the Valuation Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.
The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the Directors’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Units tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund’s rights under Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.
8.	Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at One Boston Place, Boston, MA 02108 and the telephone number is (877) 257-0004. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund’s Directors are Robert M. Bowen, Robert J. Dwyer, Carla D. Hunter, Newton P.S. Merrill, Arthur Williams III and Rodney S. Yanker. Their address is c/o Mellon Optima L/S Strategy Fund, LLC, One Boston Place, Boston, MA 02108. The Officers of the Fund are David K. Mossman, Jennifer L. Carnes, Katherine Cain, Anthony J. Mastrocola, Ridgway H. Powell and Peter M. Sullivan. The address of the Officers is c/o Mellon Optima L/S Strategy Fund, LLC, One Boston Place, Boston, MA 02108. As of January 1, 2011, the Fund elected to be taxed as a corporation and to seek to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units from time to time in the discretion of the Fund) or the disposition of Units, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.
Other than the acceptance of subscriptions for Units on February 1, 2011 and March 1, 2011 there have been, no transactions involving the Units that were effected during the past 60 days by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser.
Based on February 28, 2011 estimated values, there were no persons that may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, that hold Units.
9.	Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.
In general, a Member from whom Units (held as capital assets) are purchased by the Fund may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Member’s adjusted tax basis in the Units. Such gain or loss will be long-term or short-term, depending upon the Member’s holding period for the Units. Generally, a Member’s gain or loss will be a long-term gain or loss if the Units have been held for more than one year. A loss realized on a sale or exchange of Units will be disallowed if such Units are acquired within a 61-day period beginning 30 days before and ending 30 days after the date on which the Units are disposed of. In such case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Member on a disposition of Units held by the Member for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the Member (or amounts credited as undistributed capital gains) with respect to such Units. However, in certain cases, amounts received by a Member from the Fund may be treated as a “dividend” for income tax purposes. Members should consult their tax advisors with respect to the tax consequences of a purchase of their Units by the Fund pursuant to the Offer.
10.	Treasury Regulations. Under Treasury regulations, if a Member recognizes a loss with respect to Units of $2 million or more for an individual Member or $10 million or more for a corporate Member, the Member will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Members should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
11.	Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting MHA at the address and phone number set forth on page 1 or from the Securities and Exchange Commission’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.